Exhibit 99.4

Notice of the 2003 Annual General Meeting

14 May 2003

THIS NOTICE OF MEETING IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Any shareholder who is in doubt as to what action to take should consult an appropriate independent adviser duly authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or transferred all of your shares in Royal & Sun Alliance Insurance Group plc, please send this document and the accompanying form of proxy at once to the buyer or transferee or to the stockbroker or other agent who assisted you with the sale or transfer so that these documents can be forwarded to the buyer or transferee.

ROYAL & SUNALLIANCE

The arrangements at the meeting

When you arrive

Please bring your attendance card with you to the meeting. This will help us to admit you into the meeting as quickly as possible.

There will be security checks at the venue for your safety so please avoid bringing large bags or briefcases. We do not allow cameras or tape recorders into the meeting.

When you register at the Registration Desk you will be given a shareholder voting card.

Assistance for shareholders with disabilities

We have made arrangements to help shareholders with disabilities. An induction loop is installed and two sign language interpreters will be available on the day. Audio tapes of this document are available on request from the Company Secretary at 30 Berkeley Square, London W1J 6EW.

Services at the venue

Tea and coffee will be served before the meeting starts. The following services will be provided to deal with personal concerns and queries:

Shareholder enquiries. The Registrars’ and the Company’s staff are available to answer any questions you may have concerning your shareholding; and
Policyholder enquiries. Representatives from the Company’s businesses will be available to answer your questions and give you further information about our products and services

Asking questions at the meeting

We welcome shareholder questions at the meeting. The Chairman of the meeting will invite you to ask any questions before the formal resolutions are put to the meeting. You may hand in a written question, if you would prefer, at the Registration Desk.

As this is a shareholders’ meeting we ask you to please restrict your questions to shareholder matters. If your question concerns a policy matter, representatives from our businesses will be available at the Policyholder Help Points to deal with your questions.

1 Royal &  SunAlliance

30 Berkeley Square London W1J 6EW
2 April 2003

Dear Shareholder

I am pleased to enclose your copy of the annual review and summary financial statements for the year ended 31 December 2002 (or the full annual report and accounts, if specifically requested by you) and to invite you to the Company’s Annual General Meeting.

The formal notice convening the meeting and explanations of the resolutions the directors will be proposing at the meeting are contained in this booklet.

Annual General Meeting

The Company’s Annual General Meeting (AGM) will be held at 11.30am on Wednesday 14 May 2003. The AGM Notice, setting out the business which will be dealt with, is on pages 3 to 9 of this document. I encourage you to attend the meeting – it is your opportunity to meet with the directors and to question them about issues which concern the Company. If you are unable to attend, or would like to ask a specific question at the meeting, you are invited to send me an e-mail via the Group’s website at www.royalsunalliance.com or write to me at the above address. If you cannot come to the meeting please complete the Form of Proxy we have sent to you.

This year you may register your proxy appointment electronically by visiting our Registrar’s website www.sharevote.co.uk where full details of the procedure are given.

There is additional information on the proposals to be put to this year’s AGM in the AGM Notice.

Proposed Final Dividend for 2002

The Company has announced its intention to pay the 2002 proposed final dividend of 2p per ordinary share of the Company on Friday 30 May 2003.

Once again your directors are pleased to offer shareholders that would prefer to re-invest their cash dividend in shares the opportunity to participate in the Company’s Dividend Re-investment Plan (the “Plan”). Full details of how the Plan operates can be obtained from the Company’s Registrars, Lloyds TSB Registrars either by telephoning their Shareholder Helpline on telephone number +44 (0) 870 600 3988 or by writing to them at 54 Pershore Road South, Birmingham B22 1AH. If you already participate in the Plan but wish to receive the 2002 proposed final dividend in cash, you should write to Lloyds TSB Registrars at the address given above cancelling your Plan mandate no later than Thursday 8 May 2003.

Recommendation

Your directors believe that the proposed resolutions to be put to the meeting are in the best interests of the Company’s shareholders as a whole and, accordingly, unanimously recommend shareholders to vote in favour of the resolutions, as the directors intend to do in respect of their own beneficial shareholdings in the Company.

Yours sincerely

John Napier
Chairman

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Notice of Annual General Meeting

The Annual General Meeting (“AGM”) of Royal & Sun Alliance Insurance Group plc (“Royal & SunAlliance”) will be held in The Grand Ballroom, Hotel Inter-Continental, One Hamilton Place, Hyde Park Corner, London W1V 0QY on Wednesday 14 May 2003 at 11.30am. Shareholders will be asked to consider and pass the following resolutions:

1.	TO ADOPT THE 2002 REPORT & ACCOUNTS. We will be asking you to consider the Annual Report & Accounts for 2002.

2.

TO DECLARE A FINAL DIVIDEND.

We will be asking you to approve payment of a final dividend of 2p per ordinary share for 2002. If approved at the AGM the dividend will be paid on 30 May 2003 to shareholders whose names were on the register of members of Royal & SunAlliance at the close of business on 2 May 2003.

3.	TO APPOINT PRICEWATERHOUSECOOPERS LLP AS AUDITORS.

Royal & SunAlliance is required to appoint auditors at each general meeting at which accounts are laid before the shareholders. The auditors are appointed from the conclusion of the forthcoming AGM until the conclusion of next year’s AGM.

We will be asking you to appoint PricewaterhouseCoopers LLP as Royal & SunAlliance’s auditors until next year’s AGM and to authorise the directors to set their fees.

Special notice having been received by Royal & SunAlliance, we will be asking you to vote on the following resolution:

That PricewaterhouseCoopers LLP be reappointed auditors of Royal & SunAlliance (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office until the conclusion of the next general meeting at which accounts are laid before Royal & SunAlliance and that their remuneration be fixed by the directors.

Following the transfer by Royal & SunAlliance’s auditors PricewaterhouseCoopers of substantially all of its business to a Limited Liability Partnership (LLP) with effect from 1 January 2003, the PricewaterhouseCoopers partnership resigned as auditors, and the directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation.

4.	TO CONFIRM A DIRECTOR’S RE-APPOINTMENT. We will be asking you to confirm the re-appointment of John Napier as a director.

5.

TO CONFIRM A DIRECTOR’S RE-APPOINTMENT.

We will be asking you to confirm the re-appointment of Andrew Haste as a director.

Royal & SunAlliance’s Articles of Association, which are a part of its constitution, state that when the Board appoints a new director, that director must stand for election at the next AGM. This gives shareholders the chance to confirm the re-appointment. John Napier

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was appointed a director on 9 January 2003 and Andrew Haste was appointed on 2 April 2003. Their biographical details are as follows:

John Napier Age 60. Director of Royal & SunAlliance from 9 January 2003 and Chairman of the Group from 17 March 2003. Current Chairman of Kelda Group plc and non-executive director of Waste Recycling Group plc. Former Executive Chairman and Chief Executive of Kelda Group plc. Former Chairman of Booker plc (cash and carry). Former Managing Director of Hays plc (business services). Former Managing Director of AGB plc (international market research and information services).

Andrew Haste Age 41. Director and Group Chief Executive with effect from 2 April 2003. Former Chief Executive of AXA Sun Life plc and director of AXA UK plc (life and pensions). Former President and Chief Executive Officer of Global Consumer Finance Europe at GE Capital (financial services UK Western Europe and Eastern Europe). Former President of National Westminster Bank’s US Consumer Credit Business.

6	TO RE-ELECT A DIRECTOR. We will be asking you to re-elect Bob Ayling as a director.

7	TO RE-ELECT A DIRECTOR. We will also be asking you to re-elect John Baker as a director.

Our Articles of Association also state that every director shall retire from office at the third AGM after the AGM at which they were last elected. All the directors take it in turn to retire in this way. This gives you the chance to confirm their reappointments. John Baker and Bob Ayling are retiring but are standing for reelection. Their biographical details follow:

Bob Ayling Age 56. Director of the Group from April 1993. Director of Dyson Ltd (manufacturing). Director of Holidaybreak plc (leisure) from February 2003. Former Chief Executive of British Airways. Former Chairman of The New Millennium Experience Company. Former Under Secretary at the Department of Trade.

John Baker Deputy Chairman Age 65. Director of Royal & SunAlliance from 1995. Deputy Chairman from May 2002. Chairman of the Audit & Compliance Committee. Non-executive Advisory Director of OFWAT. Deputy Chairman of Celltech Group plc (biopharmaceuticals). Former Chairman of National Power plc (energy) and Medeva plc (pharmaceuticals).

8

TO APPROVE ROYAL & SUNALLIANCE’S REMUNERATION REPORT.

We will be asking you to vote on the following ordinary resolution:

That the Remuneration Report contained in the Annual Report & Accounts for 2002 be approved.

Under new regulations, the “Directors Remuneration Report Regulations 2002”, directors are required to ask shareholders to vote on the Remuneration Report. Your directors, who have unanimously endorsed the Remuneration Report, consider that asking shareholders to vote on this report facilitates accountability and transparency.

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9.

TO APPROVE AMENDMENTS TO SHARE OPTION PLANS.

We will be asking you to vote on the following ordinary resolution:

That amendments in relation to new issue share flow rate limits and re-testing of performance conditions in the rules of The Royal & SunAlliance Insurance Group plc 1999 Executive Share Option Scheme, the Royal & Sun Alliance International Sharesave Plan and the Royal & Sun Alliance Irish Sharesave Plan be approved, subject to such modification as the directors may consider necessary to take account of the requirements of the Inland Revenue or the Irish Revenue Commissioners, and the directors are authorised to do all things necessary to adopt and implement the amendments.

The rules of the plans referred to above impose limits on the number of ordinary shares which may be issued in respect of options granted under the plans over various periods. Current best practice guidelines issued by the Association of British Insurers ("ABI") recommend that the following limits should apply:

commitments to issue new shares under all of Royal & SunAlliance’s employees' share schemes must not exceed 10% of the ordinary issued share capital of Royal & SunAlliance in any rolling 10 year period (the "10% Limit"), and commitments to issue new shares under Royal & SunAlliance's executive (discretionary) employees' share schemes should not exceed 5% of the ordinary issued share capital of Royal & SunAlliance in any rolling 10 year period (the "5% Limit").

Although the rules of the plans include these recommended limits, they also contain additional limits as follows:-

Executive Scheme: In addition to the 10% Limit and the 5% Limit, three further limits are imposed under this scheme. These are (i) that not more than 2.5% of the ordinary issued share capital may be issued under the Executive Scheme in its first 4 years (ii) that not more than 3% of the ordinary issued share capital may be issued under the Executive Scheme in a 3 year period, and (iii) that not more than 5% of the ordinary issued share capital may be issued under all of Royal & SunAlliance's employees' share schemes in any rolling 5 year period.

International Sharesave Plan and the Irish Sharesave Plan: In addition to the 10% Limit, these rules also contain a further limit that not more than 5% of the ordinary issued share capital in Royal & SunAlliance may be issued under all of the Royal & SunAlliance employees' share schemes in any 5 year period.

As the ABI no longer requires companies to have any new issue share limits other than the 10% Limit and the 5% Limit (which only applies for executive plans), the directors are proposing that any new issue share limits under the plans which are imposed in addition to the 10% Limit and the 5% Limit should be removed. This will bring the new issue share limits under the plans into line with current ABI guidelines. Additionally it will permit greater flexibility for future grants of options over new issue shares, enabling the directors of Royal & SunAlliance to further recruit, motivate and retain

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Notice of Annual General Meeting

employees by offering them participation in the plans. It is worth noting that, notwithstanding the removal of the current limits, Royal & SunAlliance will continue with the policy of spreading grants of options over the life of the relevant plans and does not envisage that the percentage of new shares issued for all plans will exceed 1% per annum of the issued ordinary share capital.

Performance conditions: In order to make performance conditions which apply to the exercise of executive options more stringent, it is proposed to reduce the number of "re-tests" that can be made when determining whether the relevant performance condition has been satisfied.

Executive options are currently granted under the Executive Scheme. At present, these may be exercised if Royal & SunAlliance's net after tax and inflation return on capital (ROC) exceeds 6% per annum over a 3 year period. The test as to whether this target has been met operates on a rolling basis which means that it can be satisfied over any 3 year period during the 10 year life of the option.

It is intended to reduce the number of "re-tests" to one, at the end of the fourth financial year after the option is granted. To the extent that the performance condition is not satisfied over the whole period of 4 years, the option will lapse. This will make the performance target applicable to executive options more stringent, and will align Royal & SunAlliance executive options more closely with ABI recommendations. The directors believe that it is reasonable to allow one "re-test" of the performance conditions because this will limit the impact of any volatility in financial performance which may arise over a single 3 year period.

10.

TO GIVE AUTHORITY FOR ROYAL & SUNALLIANCE TO MAKE DONATIONS TO EU POLITICAL ORGANISATIONS AND INCUR EU POLITICAL EXPENDITURE.

We will be asking you to vote on the following resolution:

That Royal & SunAlliance is authorised generally and without conditions for the purposes of Part XA of the Companies Act 1985 (as amended) to:

	(a)	make Donations to EU Political Organisations; and
	(b)	incur EU Political Expenditure

not exceeding in aggregate £100,000 per annum during the period ending at the conclusion of the AGM of Royal & SunAlliance in 2007 and that such annual aggregate amount may be comprised of one or more amounts in different currencies which shall be converted at such rate as may be determined by the Board in its absolute discretion to be appropriate. For the purposes of this resolution, the expressions “Donations”, “EU Political Organisations” and “EU Political Expenditure” have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

Royal & SunAlliance did not make any donations to political parties in the European Union (“EU”) in 2002 and it is

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Notice of Annual General Meeting

our current policy not to do so. However, the Political Parties, Elections and Referendums Act 2000 (“the Act”), effective from February 2001, defines EU Political Organisations very widely and, as a result, in certain circumstances, donations intended for charitable or similar purposes may now be regarded as political in nature.

In order to comply with its obligations and to avoid any inadvertent infringement of the Act, Royal & SunAlliance considers it prudent to seek shareholders’ approval for a general level of donation. Resolution 10 seeks authority for Royal & SunAlliance to make donations to EU Political Organisations or incur EU Political Expenditure not exceeding in aggregate £100,000 per annum.

This authority would last until the conclusion of Royal & SunAlliance’s AGM in 2007, unless renewal was sought by further resolution at that meeting.

11.

TO PERMIT THE DIRECTORS TO ISSUE FURTHER SHARES.

We will be asking you to vote on the following ordinary resolution:

That the directors of Royal & SunAlliance are authorised generally and without conditions to allot relevant securities as defined by section 80 of the Companies Act 1985. The directors may allot a maximum nominal amount of £306,994,971. This power, which replaces all the previous authorities granted under section 80 of the Companies Act 1985, will lapse on 13 May 2008. However, if Royal & SunAlliance makes an offer or enters into an agreement requiring the issue of new relevant securities prior to that date, the allotment will be valid even if the allotment occurs after the expiry of this authority.

This resolution lifts the restrictions which would otherwise apply to the directors’ power to issue new shares and will allow the directors to issue further shares up to an aggregate nominal amount of £306,994,971. This comprises £131,994,971 representing one-third of the issued ordinary share capital on 3 March 2003, plus £175,000,000 of authorised but unissued preference shares. This authority replaces the previous power of the directors to allot relevant securities and will lapse on 13 May 2008. The directors have no present intention of issuing new ordinary or preference shares, other than pursuant to the exercise of options under employees’ share schemes.

12.

TO RELAX THE RESTRICTIONS WHICH NORMALLY APPLY WHEN ORDINARY SHARES ARE ISSUED FOR CASH.

We will be asking you to vote on the following special resolution:

That under the authority given by resolution 11 above, the directors of Royal & SunAlliance are given power to allot equity securities (as defined in section 94(2) of the Companies Act 1985) for cash, free of the restrictions in section 89(1) of the Companies Act 1985 but limited to allotment of equity securities:

(a)	made in connection with an offer of securities which is open for acceptance in a period decided on by the directors:

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(i)	to the holders of ordinary shares of Royal & SunAlliance in proportion (as nearly as practicable) to their existing holdings as shown on the register of members on any date selected by the directors; and

(ii)	to the holders of other equity securities, if this is required by the rights attached to those securities, or if the directors decide it is appropriate, as permitted by the rights attached to those securities.

Any offer made under this paragraph (a) will be subject to any limits or restrictions which the directors may decide to impose, to deal with fractional entitlements or legal, regulatory or practical problems arising under the laws of, or the requirements of any regulatory body or stock exchange in, any territory; and

(b)	(otherwise than under paragraph (a) above) having, in the case of shares, an aggregate nominal value (or, in the case of other securities which give the right to subscribe for or convert into relevant shares, having an aggregate nominal value) not exceeding £19,799,246.

This power will expire on 13 May 2008. However, if before that date Royal & SunAlliance makes an offer or agreement which requires equity securities to be allotted, the directors may allot those equity securities even though the allotment may occur after the expiry of this power.

Unless they are given an appropriate authority, directors may allot new equity shares for cash (excluding shares issued under employees’ share schemes) only if they have first been offered to existing shareholders in proportion to their holdings. There may however be occasions when in order to act in the best interests of the company the directors will need the flexibility to finance business opportunities as they arise by the issue of small quantities of shares for cash in circumstances such as the acquisition of a new company or business by the Group. The greatest amount of ordinary shares to be covered under the power, with the exception of a rights issue or other pre-emptive offers, is £19,799,246, which represents 5% of the issued ordinary share capital on 3 March 2003. This special resolution replaces directors’ existing authority. This power will automatically lapse on 13 May 2008.

13.

TO GIVE AUTHORITY FOR ROYAL & SUNALLIANCE TO BUY BACK UP TO 10% OF ITS ISSUED ORDINARY SHARES.

We will be asking you to vote on the following special resolution:

That Royal & SunAlliance is authorised generally and without conditions to make market purchases (as defined in section 163 of the Companies Act 1985) of its ordinary shares provided that:

	(a)	Royal & SunAlliance may not purchase more than 143,994,513 ordinary shares;

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Notice of Annual General Meeting

(b)	Royal & SunAlliance may not pay less than the nominal value (currently 27.5p) for each ordinary share purchased; and

(c)	Royal & SunAlliance may not pay more per share than 5% over the average of the middle market price of the ordinary shares, based on the London Stock Exchange’s Daily Official List, for the five business days immediately before the day on which Royal & SunAlliance buys the shares.

This authority will expire at the end of Royal & SunAlliance’s next AGM or on 13 August 2004 whichever is the earlier. However, Royal & SunAlliance may agree before this authority expires to purchase ordinary shares where the purchase is or may be completed (fully or partly) after this authority ends.

This resolution renews the authority that was given at our last AGM. It allows Royal & SunAlliance to buy back up to 143,994,513 of its issued ordinary shares on the stock market. This equals 10% of Royal & SunAlliance's ordinary issued shares on 3 March 2003. You will see that the resolution sets out the lowest and highest prices that Royal & SunAlliance can pay for the shares.

Your directors are committed to managing Royal & SunAlliance's capital effectively. Buying back Royal & SunAlliance's ordinary shares is one of the options they keep under review. We will only buy back our ordinary shares if the directors think it is in our shareholders’ best interests. Before making such a decision they would consider the effect on earnings per share.

This power will automatically lapse at the end of Royal & SunAlliance’s next AGM or on 13 August 2004 whichever is earlier.

By order of the Board J V Miller Group Company Secretary 2 April 2003

Resolutions 1, 2 and 4 to 7 are known as the ordinary business of the meeting because every Royal & SunAlliance AGM has to deal with these matters. We will also be asking you to vote on five more resolutions (resolutions 3 and 8 to 11) which are regarded as special business but which will be proposed as ordinary resolutions. More than 50% of the votes cast must support these resolutions in order for them to be passed. We will also be asking you to vote on two more special business items. Resolutions 12 and 13 will be proposed as special resolutions and 75% or more of the votes cast must support them in order for these resolutions to be passed.

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Notes

1.

Proxies.

Holders of ordinary shares can appoint one or more other persons, known as proxies, to attend the meeting in their place and to vote on their behalf in the event of a poll. A proxy need not be a member of Royal & SunAlliance. A proxy cannot raise questions at a meeting or vote on a show of hands. Shareholders who appoint proxies can nevertheless still attend the meeting instead of their proxies and vote in person.

To appoint one or more proxies, you will need to complete and return the enclosed Form of Proxy (unless you wish to register your proxy appointment electronically, as detailed below). The Form of Proxy will be valid only if it is received by Royal & SunAlliance’s Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6UR by no later than 11.30am on 12 May 2003 accompanied by a Power of Attorney or any other authority under which the Form of Proxy is signed. A copy of any such Power of Attorney or authority, certified notarially or in accordance with the Powers of Attorney Act 1971, will also be accepted as authority to sign the Form of Proxy. There are more details about how to complete the Form of Proxy on the form itself.

2.	Electronic proxy appointment through CREST. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 14 May 2003 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an instruction to a previously appointed proxy, must be transmitted so as to be received by the issuer's agent (7RA01) by no later than 11:30am on 12 May 2003. No messages received through the CREST network after this time will be accepted. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

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Notes

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Royal & SunAlliance may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3.	Internet. You may, if you wish, register the appointment of a proxy electronically by logging on to the website www.sharevote.co.uk You will need your Reference Number (this is the 24-digit number printed below your name and address on the accompanying Form of Proxy). Full details of the procedure are given on the website. Alternatively, if you have registered for a Shareview portfolio, log on to your portfolio at www.shareview.co.uk and click on “Company Meetings”. The proxy appointment and instructions must be received by Lloyds TSB Registrars by no later than 11.30am on 12 May 2003. You can also indicate your intention to attend the AGM on the website. Please note that any electronic communication that is found to contain a computer virus will not be accepted.

The use of the Internet service in connection with the AGM is governed by Lloyds TSB Registrars’ conditions of use set out on the website, www.sharevote.co.uk, which may be read by logging on to that site and entering the Reference Number printed on the Form of Proxy.

4.

Inspection of Documents.

Copies of the following documents are available for inspection during normal business hours on any weekday (weekends and public holidays excepted) at 30 Berkeley Square, London W1J 6EW and will be available for inspection at the AGM for fifteen minutes prior to and throughout the meeting.

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Notes

	(i)	register of directors’ interests in the share capital and debentures of Royal & SunAlliance;

	(ii)	directors’ service contracts; and

(iii)

rules of The Royal & SunAlliance Insurance Group plc 1999 Executive Share Option Scheme, the Royal & Sun Alliance International Sharesave Plan and the Royal & Sun Alliance Irish Sharesave Plan as they are proposed to be amended.

5.

Special Requirements.

Royal & SunAlliance is committed to providing a quality service to all its shareholders. Please let us know if, for example, you would like documentation to be provided to you in a special format. We will do our best to meet your needs. You can either telephone the Lloyds TSB Registrars Shareholder Helpline on +44 (0) 870 600 3988 or write to them at 54 Pershore Road South Birmingham B22 1AH. Those shareholders who have a text phone facility may instead wish to contact Lloyds TSB Registrars on +44 (0) 870 600 3950. Please note mobile phone users and callers from overseas should call +44 (0) 121 433 8000.

Royal & Sun Alliance Insurance Group plc No. 2339826
The above Company is registered in England.
The registered office is at 30 Berkeley Square, London W1J 6EW.

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Shareholder information

REGISTRAR

Lloyds TSB Registrars.
54 Pershore Road South
Birmingham B22 1AH

Shareholder Helpline
Telephone: +44 (0) 870 600 3988

Shareholders with a text phone facility should use +44 (0) 870 600 3950

Please note mobile phone users and callers from overseas should call +44 (0) 121 433 8000

There is now a range of shareholder information on line at www.shareview.co.uk Shareholders can check holdings and find practical help on transferring shares or updating details and register their e-mail address to receive shareholder information and annual report & accounts electronically.

Royal & SunAlliance has appointed Lloyds TSB Registrars as its Registrars to manage the shareholder register, ensuring that all information held about the Group’s shareholders is kept up to date, and to pay dividends.

DIVIDEND RE-INVESTMENT PLAN (the “Plan”)

We operate a Dividend Re-investment Plan which enables shareholders, if they wish, to use the whole of their cash dividends to buy additional shares in the Company.

The Plan is operated on a mandate basis. If a Plan mandate has been completed, future dividends will be invested automatically in the Company’s shares purchased in the market.

Shareholders who do not currently participate in the Plan but wish to do so can obtain further details and a mandate form from Lloyds TSB Registrars.

Shareholders need take no action if they have not completed a Plan mandate and wish to continue to receive their dividends in cash in the normal way.

REGISTERED OFFICE AND WORLDWIDE GROUP OFFICE

30 Berkeley Square, London W1J 6EW
Telephone: +44 (0) 20 7636 3450
Registered in England No. 2339826.

www.royalsunalliance.com

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How to get to the Annual General Meeting

The Grand Ballroom Hotel Inter-Continental One Hamilton Place Hyde Park Corner London W1V 0QY Telephone: +44 (0) 20 7409 3131 Fax: +44 (0) 20 7493 3476

Please use The Grand Ballroom entrance.

Directions from Hyde Park Underground: take exit 2.

The closest rail connection is London Victoria.

There are public car parks located near by
on Park Lane and Mount Street.

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www.royalsunalliance.com